

February 4, 2021

Ahmed Hamdy
Chief Executive Officer
Vincerx Pharma, Inc.
260 Sheridan Avenue, Suite 400
Palo Alto, CA 94306

   Re: Vincerx Pharma, Inc.
     Registration Statement on Form S-1
     Filed January 29, 2021
     File No. 333-252589

Dear Dr. Hamdy:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason L. Drory at 202-551-8342 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Gabriella Lombardi, Esq.